Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders

LEIDEN, Netherlands and CAMBRIDGE, Mass., April 18, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that the Annual General Meeting of Shareholders will be held on Tuesday, May 21, 2019 at 16:00 CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Financial Information’. The documents will also be made available on the SEC’s website at www.sec.gov.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10 and Usher syndrome type 2. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V.

Investor Contact:

Hans Vitzthum

LifeSci Advisors

T: +1 617-535-7743

hans@lifescieadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com